Ex. 8(a)

MASTER SERVICES AGREEMENT

This Master Service Agreement (“Agreement”) is made effective this 1 day of January, 2006, by and between Thrivent Financial for Lutherans, F.B.S., a Wisconsin fraternal benefit society (“TFL”), and the Thrivent Life Insurance Company, a wholly owned subsidiary of Thrivent Financial for Lutherans (“COMPANY”).

I. PROVISION OF SERVICES; PAYMENT OF SERVICES

1.1 Upon the terms and subject to the conditions of this Agreement, TFL shall provide the services described in the attached Exhibit A and incorporated herein by this reference , to COMPANY. Further, all services and the corresponding chargebacks shall be adjusted from time to time to comply with the charge-back policies, as amended.

In its sole discretion, TFL will have the right to cause third party subcontractors to perform any or all of the services required of TFL hereunder, provided that any such delegation by TFL will not relieve TFL of its obligations hereunder.

1.2 TFL agrees that it will at all times use commercially reasonable efforts to perform any and all of the services to be provided pursuant to this Section 1 to the reasonable satisfaction of COMPANY and will at all times retain and utilize a sufficient number of qualified personnel to perform all of such services.

1.3 COMPANY shall pay TFL for services rendered hereunder according to the Exhibit. Except as otherwise provided in Exhibit A, TFL shall invoice COMPANY, not later then, fifteen (15) days after the end of each month. Unless a service is charged at actual time and materials, the Exhibit will not be adjusted unless, at the request of COMPANY, there is a net change in the TFL resources allocated during the year.

1.4 Except as may be provided in the Exhibit, TFL shall not have, nor represent itself as having, any authority under the terms of this Agreement to make agreements of any kind in the name of or binding upon COMPANY, to pledge COMPANY’s credit, or to extend credit on COMPANY’s behalf.

1.5 While no tax is currently anticipated, in the event a tax becomes due and owing for any reason, COMPANY will be responsible for paying and/or reimbursing TFL for any and all taxes (however designated, assessed, or levied) which are based on, result from, or arise out of this Agreement, Reimbursable Expenses, or materials provided hereunder, including, without limitation, any and all federal, state, and/or local sales, use, privilege, and excise taxes. Any taxes that are owned by COMPANY, (i) as a result of entering into this Agreement and the payment of the fees hereunder, (ii) are required or permitted to be collected from COMPANY by TFL under applicable law, and (iii) are based upon the amounts payable under this Agreement (such taxes described in (i), (ii), and (iii) above the “Collected Taxes”), shall be remitted by COMPANY to TFL, whereupon, upon request, TFL shall provide to COMPANY tax receipts or other evidence indicating that such Collected Taxes have been collected by TFL and remitted to the appropriate taxing authority.

1.6 Direct Expenses: Direct expenses incurred by TFL with third parties in connection with TFL’s performance hereunder will be reimbursed by COMPANY to TFL, or billed directly to COMPANY, in addition to any fees payable to TFL hereunder.

1.7 Expense Management Services (EMS) will be responsible for the allocation and charge-back services provided the affiliates. EMS is responsible to assure the allocation and charge-back for services provided its affiliates is complete, accurate and timely. EMS shall make the monthly allocation and charge-back process as simple and efficient as possible to avoid unnecessary work, questions and challenges to the invoices.

II. CONFIDENTIAL INFORMATION

Except in response to regulatory requirements or as compelled by court order, THRIVENT FINANCIAL and Companies each agree that all information, data, and software communicated or exposed to it by the others will not be disclosed to any third party without the Original Disclosing Party’s written consent.

Any data provided to a Non-Disclosing Party shall remain the Disclosing Party’s property and, upon termination of this Agreement for any reason, such data will be returned to the Disclosing Party by the Non-Disclosing Party. Data will be maintained and stored in accordance with all laws and regulations applicable to the Disclosing Party. Each party shall continually advise the other parties of any changes in applicable law. Companies’ data will not be disclosed to third parties by THRIVENT FINANCIAL, its employees, or agents unless prior written notice is provided. Each party will establish and maintain reasonable safeguards against the destruction, loss, or alteration of the other party’s data.

In the event that additional safeguards for a Disclosing Party’s data are reasonably requested by the Disclosing Party, the Non-Disclosing Party shall provide such additional safeguards, and the Disclosing Party will reimburse any Non-Disclosing Party for any additional costs thereby incurred.

Each party shall have the right to establish backup security for data and to keep backup data and data files in its possession if it so chooses, provided, however, that each other party will have access to such backup data and data files as may reasonably be required by such other party. Appropriate administrative, physical and technical safeguards shall be maintained to secure this data.

III. LIMITATION OF LIABILITY AND INDEMNIFICATION

TFL and its subcontractors (if any), and its and their respective officers, directors, agents or designees, shall not be liable for any loss incurred by COMPANY occasioned by acts performed (or not performed) by them, or advice or assistance given by them, in good faith in the performance of their duties hereunder, and in any event shall be liable only for willful wrongdoing or gross negligence and not for honest errors of judgment; provided, however, that in no event shall TFL or such subcontractors be held liable for any consequential damages or for any loss of profits suffered by COMPANY or by any third party, and provided further that the amount of damages claimed in respect of all breaches of contract that may occur during one fiscal year in regard to COMPANY shall not exceed the amount of compensation which COMPANY owes and/or has paid to TFL for the fiscal year during which the breach of contract has occurred.

COMPANY agrees to indemnify and hold harmless TFL and its subcontractors, and its and their respective officers, directors, agents and designees, from and against all costs, damages, judgments, attorneys’ fees, expenses, obligations and liabilities of every kind and nature which they or any of them may incur, sustain or be required to pay in connection with or arising out of the performance of their obligations hereunder (unless such costs, damages, judgments, fees, expenses, obligations or liabilities are incurred in connection with or arise out of willful wrongdoing or gross negligence). This Section III shall survive the termination of this Agreements.

COMPANY hereby agrees and acknowledges that any risk of business records loss and business interruption loss are assumed by COMPANY, and that TFL will not provide business records insurance or business interruption insurance.

In the event TFL shall be liable to COMPANY for any matter arising out of or in any way relating to this Agreement, whether based on action or claim in contract, tort, or otherwise, then the amount of damages recoverable against TFL shall not exceed the amount paid by COMPANY to TFL in the prior twelve-month period for the specific Contractor Service which is the subject of the action or claim. In no event shall TFL be liable for indirect, special, consequential, or punitive damages of any party, including COMPANY and all third parties.

IV. TERM

4.1 This Agreement shall take effect upon the Effective Date and shall continue in full force and effect through December 31, 200    , and shall automatically renew for additional twelve month periods.

4.2 Not later than one hundred twenty (120) days prior to the then-scheduled expiration of the Initial Term or any Renewal Term, COMPANY may notify the TFL that it desires to renegotiate all of certain portions of this Agreement. Promptly after such notice TFL and COMPANY will negotiate in good faith the terms and conditions for such extension, including but not necessarily limited to the compensation to be payable by COMPANY to TFL for the services to be provided by TFL during such extension of the term.

4.3 Notwithstanding Section 4.1 of this Agreement, Either Party may terminate this Agreement in whole, or with respect to one or more complete Exhibits, at any time by giving written notice of termination (specifying the service or services being terminated) to TFL at least one hundred eighty (180) days in advance of the effective date of such termination.

4.4 Notwithstanding Section 4.1 of this Agreement, TFL may terminate this Agreement in whole, or with respect to one or more complete Exhibits of services, at any time by giving written notice of termination (specifying the service or services being terminated) to COMPANY at least one hundred eighty (180) days in advance of the effective date of such termination; provided that TFL may terminate this Agreement immediately upon written notice to COMPANY if COMPANY shall have failed to make any payment due hereunder for services rendered hereunder, unless such failure has been cured by COMPANY within sixty (60) days after the original due date for such payment.

V. GENERAL PROVISIONS

5.1 This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof, and supersedes and terminates any and all prior agreements or contracts, oral or written, entered into between the parties relating to the subject matter hereof. Each party acknowledges that there are no warranties, representations, covenants or understandings of any kind, manner or description whatsoever by either party to the other with respect to the premises except as expressly set forth herein.

5.2 This Agreement shall not be amended or otherwise modified except by a written agreement dated subsequent to the date of this Agreement and signed on behalf of TFL and COMPANY by their respective duly authorized representatives.

5.3 Neither party hereto may assign this Agreement without the prior written consent of the other party signed by such other party’s duly authorized representative, which consent may be given or withheld in the sole discretion of the applicable party whose consent is requested.

5.4 All notices in connection with this Agreement shall be deemed given as of the day they are sent by electronic transmission, sent by facsimile or deposited with a commercial courier for delivery to other party at the following addresses:

THRIVENT FINANCIAL for LUTHERANS

Attention: Chief Financial Officer

With copy to: Law and Compliance

THRIVENT LIFE INSURANCE COMPANY

Attention: Chief Executive Officer

       Chief Financial Officer

or to such other address and/or telex and facsimile number as the party to receive the notice or request so designates by written notice to the other. This Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin.

5.5 No waiver of any breach of any provision of this Agreement shall constitute a waiver of any prior, concurrent or subsequent breach of the same or any other provisions hereof, and no waiver shall be effective unless made in writing and signed by an authorized representative of the waiving party.

5.6 If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid or unenforceable, the remaining provisions shall remain in full force and effect.

5.7 TFL and COMPANY each agrees that the terms and conditions of this Agreement, including its attachments, will be deemed to constitute, and be treated as, confidential information pursuant to Section IV above.

5.8 Each party agrees to take such further action and execute, deliver and/or file such documents or instruments as are necessary to carry out the terms and purposes of this Agreement.

5.9 The section headings used in this Agreement are intended for convenience only and shall not be deemed to supersede or modify any provisions.

5.10 This Agreement is intended solely as a services agreement, and no partnership, joint venture, employment, agency, franchise, or other form of agreement or relationship is intended. Each party agrees to be responsible for all of its federal and state taxes, withholding, social security, insurance, and other benefits, and all salaries, benefits, and other costs of its employees, except as otherwise specifically contemplated by the provisions of this Agreement (e.g., where COMPANY has agreed to reimburse TFL for its costs).

5.11 This Agreement is not intended to create any rights in any person or entity who is not a party to this agreement, and no such rights are created hereunder.

5.12 All capitalized terms in this Attachment A shall have the respective meanings assigned to such terms in the Agreement unless otherwise noted herein.

5.13 Where the terms of the Agreement or this Attachment A require the application of accounting principles, United States Generally Accepted Accounting Principles shall apply.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

Thrivent Financial for Lutherans, F.B.S.

By:	/s/ Randall L. Boushek

Thrivent Life Insurance Company

By:	/s/ David M. Anderson